Exhibit 10.1

FORM OF AMENDED AND RESTATED SEVERANCE AGREEMENT
BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS
[Date]
[Name]
[Address]
[City]

Re: Executive Severance
Dear ,
Duke Realty Corporation (which, together with its subsidiaries, predecessors and affiliates, is referred to as the “Company”) is pleased to offer you, as an executive officer of the Company, the severance benefits described below in exchange for your agreement to protect the legitimate business interests of the Company following your separation from employment. This agreement replaces your existing severance agreement dated [●] (the “Existing Agreement”).
Benefits
Upon your separation from employment by the Company and your compliance with the obligations set forth below, you will be entitled to receive certain separation benefits. These benefits, which differ depending upon the circumstances of your separation, are described below. For purposes of this agreement, the term “base pay” means your base salary. The amount of any cash bonus, performance bonus, or equity-based or long-term incentive bonus will not be included as base pay.

A.
If you voluntarily terminate your employment by the Company without Good Reason (as defined below) after providing at least six months’ prior written notice to the Company, you will be entitled to separation payments totaling an amount equal to your annual base pay then in effect. These payments will be made to you in equal monthly installments over twelve (12) months following the termination date, provided that the first six months’ payment will be accumulated and paid on the first normal payroll period in the seventh month following the termination date. The Company will withhold from any amounts payable to you all legally required federal, state, city and local taxes. As a condition to receive the separation payments, you agree that during the notice period you will assist the Company with succession planning, training, client introductions and account management, and provide any additional cooperation, assistance, and/or services requested by the Company to transition your work, responsibilities, clients, files and systems.

B.
If the Company terminates your employment For Cause or due to your death, you will not be entitled to separation payments. “For Cause” means any of the following, as determined solely in the discretion of the Board of Directors or a committee designated by the Board of Directors: (i) your willful and continued failure to perform your required duties as an officer or employee of the Company, (ii) any action by you which involves willful misfeasance or gross negligence, (iii) the requirement of, or direction by, a federal or state regulatory agency which has jurisdiction over the Company to terminate your employment, (iv) any conduct, action or inaction by you which causes embarrassment, diminished good will, or otherwise is deemed substantially harmful or contrary to the interests of the Company, (v) your conviction of any criminal offense which involves dishonesty or breach of trust, or (vi) any intentional breach or violation by you of a material term, condition, or covenant of any agreement between you and the Company or condition of your employment, including the Company’s Code of Conduct. Before terminating your employment For Cause, the Company must provide to you written notice of the grounds warranting For Cause termination and give you at least ten (10) days after such notice to cure and remedy your conduct to the satisfaction of the Company.

C.
If the Company terminates your employment for any reason other than For Cause or Disability (as defined below), your termination will be considered a separation for “Other Than Cause.” In the event the Company terminates your employment for Other Than Cause or you terminate your employment by the Company for Good Reason, and in either case a Change of Control (as defined below) has not occurred within one (1) year prior to such termination, you will be entitled to receive separation payments totaling an amount equal to two (2) times the sum of (i) your annual base pay then in effect, plus (ii) the average of any annual cash incentive bonuses paid or payable to you with respect to services performed in the three calendar years immediately preceding the calendar year in which your employment terminated. For example, if on the termination date you were being paid a base salary at the annual rate of $100,000 and the average of your annual cash incentive bonuses for services performed in the three prior calendar years was $50,000, your separation payments would total $300,000 (($100,000 + $50,000) x 2). These payments will be made to you in equal monthly installments over twenty-four (24) months following the termination date, provided that the first six months’ payment will be accumulated and paid on the first normal payroll period in the seventh month following the termination date. The Company will withhold from any amounts payable to you all legally required federal, state, city and local taxes.

D.
If the Company terminates your employment for Other Than Cause, or if you terminate your employment by the Company for Good Reason, in either case within the one (1) year period following a Change in Control of the Company, you will be entitled to receive separation payments totaling an amount equal to three (3) times the sum of (i) your annual base pay then in effect, plus (ii) the average of any annual cash incentive bonuses paid or payable to you with respect to services performed in the three calendar years immediately preceding the calendar year in which your employment terminated. For example, if on the termination date you were being paid a base salary at the annual rate of $100,000 and the average of your annual cash incentive bonuses for services performed in the three prior calendar years was $50,000, your separation payments would total $450,000 (($100,000 + $50,000) x 3). These payments will be made to you in equal monthly installments over twenty-four (24) months following the termination date, provided that the first six months’ payment will be accumulated and paid on the first normal payroll period in the seventh month following the termination date. The Company will withhold from any amounts payable to you all legally required federal, state, city and local taxes.

“Change in Control” has the same meaning as defined in the Company’s 2015 Long-Term Incentive Plan.
“Good Reason” means the occurrence of any of the following without your consent:

(a)	a material diminution in your title, authority, duties or responsibilities;

(b)
the relocation of your principal office to a location more than sixty (60) miles from your principal office immediately prior to such relocation (excluding (i) any relocation which you propose or initiate or (ii) any relocation that results in your principal office being closer to your principal residence at the time of such relocation); or

(c)	a material reduction by the Company in your base salary, annual incentive bonus target and/or long-term incentive bonus target.
You may not terminate your employment for “Good Reason” without providing the Company written notice of the grounds which you believe constitute “Good Reason” within sixty (60) days after the initial occurrence of the event and giving the Company at least thirty (30) days after your notice to cure and remedy the claimed event of Good Reason.

E.
If the Company terminates your employment due to Disability, you will be entitled to receive separation payments totaling an amount equal to the sum of (i) your annual base pay then in effect, plus (ii) the average of any annual cash incentive bonus paid or payable to you with respect to services performed in the three calendar years immediately preceding the calendar year in which your employment terminated. For example, if on the termination date you were being paid a base salary at the annual rate of $100,000 and the average of your annual cash incentive bonuses for services performed in the three prior calendar years was $50,000, your separation payments would total $150,000 ($100,000 + $50,000). These payments will be made to you in equal monthly installments over twelve (12) months following the termination date, provided that the first six months’ payment will be accumulated and paid on the first normal payroll period in the seventh month following the termination date. The Company will withhold from any amounts payable to you all legally required federal, state, city and local taxes.

“Disability” has the meaning as defined in the Company’s 2015 Long-Term Incentive Plan.

F.
In the event you are Eligible for Retirement and your employment terminates for any reason other than For Cause or death, you will be entitled to receive, in addition to any separation benefits from the Company under Paragraphs A, C, D or E above, payments totaling an amount equal to the sum of (i) a thirty-six (36) month Healthcare Stipend, plus (ii) a thirty-six (36) month Financial Advisory Stipend. These stipend payments will be made in installments at the same time as your separation benefits. The Company will withhold from any amounts payable all legally required federal, state, city and local taxes.

“Eligible for Retirement” means you have attained the age of 55 years and the sum of the number of whole years of your employment with the Company or an affiliate plus your age totals at least 65 years.
“Healthcare Stipend” means an amount equal to the excess of (i) the cost you would have to pay to continue participation in the Company’s group medical, dental, vision and/or prescription drug benefits for you and your eligible dependents under COBRA for the specified period of time, over (ii) the amount you would have had to pay for such coverage during such period if you remained employed and paid the active employee rate for such coverage, calculated using the monthly COBRA cost and active employee rate on the termination date. If you are age 65 or over or would turn age 65 during the specified period, the Healthcare Stipend will be reduced by 50% for months during such period that you would be age 65 or over. For example, if you were eligible to receive a thirty-six month Healthcare Stipend, the monthly COBRA cost is $1,200 and the active employee cost is $200 on the termination date, and you would turn age 65 ten months after the termination date, the Healthcare Stipend would be $31,000 ((26 x ($1,200 - $200)) + (50% x (10 x ($1,200 - $200))).
“Financial Advisory Stipend” means an amount equal to the cost the Company would have to pay to provide to you, for a specified period of time, the financial advisory services it provides generally to executive officers, calculated using the annual cost for such services for the year in which the termination date occurs.

G.
In the event that your employment terminates for any reason other than For Cause and you die before you have received all of your separation payments and stipends, your estate will receive the balance of the separation payments and stipends otherwise due to you.

H.	If you violate or fail to comply with any of your obligations as set forth herein, no further payments will become due or be paid to you.

I.
The payments and benefits under this agreement are conditioned upon your execution and non-revocation of a General Release of All Claims and Covenant Not to Sue, in the form in general use by the Company as of the time of your separation from employment (the “Release”). The Release (i) must be presented by the Company to you within 7 days after your separation of employment and (ii) must be executed by you, and all revocation periods shall have expired, within 60 days after your separation from employment; failing which such payments or benefits shall be forfeited. If such 60-day period spans two calendar years, the payment or benefit shall not be made or commence before the second such calendar year, even if the Release becomes irrevocable in the first such calendar year. In other words, you are not permitted to influence the calendar year of payment based on the timing of your signing of the Release.

J.
It is the intent of the parties that this agreement will be interpreted and administered in a manner that is compliant with the requirements Section 409A of Internal Revenue Code of 1986, as amended (the “Code”). To the extent required for such purposes, as determined by the Company’s outside counsel, the payments or benefits otherwise payable by reason of your termination of employment will not be paid unless and until your termination qualifies as a “separation from service” under Section 409A of the Code, without giving effect to any elective provisions that may be available under such definition. Neither the Company nor its directors, officers, employees or advisers will be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of the application of Section 409A of the Code.

K.
If in connection with a change in control of the Company any payments or benefits you are entitled to under this agreement or any other agreement with the Company would, if paid, be subject to the excise tax imposed by Section 4999 of the Code, then such “parachute payments” will be reduced to the extent necessary to avoid triggering the excise tax, unless you would have a more favorable tax result by receiving the unreduced payments and paying the excise tax yourself. If payments are required to be reduced, the cash payments will be reduced first, followed by the payments having the next highest ratio of parachute value (under Section 280G of the Code) to actual present value as of the date of the change of control. All determinations required to be made under this Paragraph K will be made by a nationally recognized accounting firm or compensation consulting firm acceptable to the Company.
Obligations
In order to receive the separation payments and stipends described above, you must live up to certain obligations. If you fail to do so, your right to receive separation payments and stipends will end immediately. These obligations are:

1.
For a period of two (2) years following your separation from employment, you shall not, without the express written consent of the Company, within California, District of Columbia, Florida, Georgia, Illinois, Indiana, Maryland, Minnesota, Missouri, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, or any other state in which the Company operates as of your termination (a) carry on or engage in Competitive Services, or (b) own more than 2% of, control or share control of, manage, operate, join, or participate in the ownership, management, operation, or control, of any business engaged in the provision of Competitive Services. If you voluntarily terminate your employment by the Company without Good Reason, or if the Company terminates your employment For Cause, this two (2) year period will be reduced to one (1) year.

“Competitive Services” means the business of owning, developing, managing, and leasing industrial properties, including warehouse/distribution facilities, as well as the business of providing any other activities, products, or services of the type conducted, authorized, offered, or provided by the Company as of your termination, or during the two years immediately prior to your termination date.

2.
For a period of two (2) years following your separation from employment, you shall not solicit or attempt to solicit any then-existing customer of the Company with whom you had Material Contact or any potential customer of the Company with whom you had Material Contact and with whom the Company is then engaged in discussions regarding one or more specific possible transactions, for purposes of providing, marketing, or selling Competitive Services. If you voluntarily terminate your employment by the Company without Good Reason, or if the Company terminates your employment For Cause, this two (2) year period will be reduced to one (1) year.

“Material Contact” means having, coordinating or supervising dealings with a customer or potential customer on behalf of the Company, or obtaining Confidential Information about a Customer or potential customer in the ordinary course of business as a result of your employment with the Company.

3.
For a period of two (2) years following your separation from employment, you shall not, directly or indirectly, recruit, solicit, or induce or attempt to recruit, solicit, or induce any individual who is an employee or independent contractor of the Company, to terminate his or her employment or other relationship with the Company or to enter into employment or any other business relationship with you or any other individual or any corporation, partnership, joint venture, limited liability company, association or other entity or enterprise.

4.
You shall not, directly or indirectly, use any Confidential Information on your own behalf or on behalf of any person or entity other than the Company, or reveal, divulge, or disclose any Confidential Information to any person or entity not expressly authorized by the Company to receive such Confidential Information. This obligation shall remain in effect for as long as the information or materials in question retain their status as Confidential Information. You agree to fully cooperate with the Company in maintaining the Confidential Information to the extent permitted by law. “Confidential Information” means any data or information that is disclosed to you or of which you became aware as a consequence of your employment with the Company, that has value to the Company, and is not generally known by the public. “Confidential Information” includes, without limitation: (a) trade secrets (as defined by applicable law); (b) the sales records, profit and performance records, pricing manuals, models and related materials, sales manuals, training manuals, selling and pricing procedures, and financing methods of the Company; (c) customer and tenant lists, the special demands of particular customers and tenants, and the current and anticipated requirements of customers and tenants for the properties, products and services of the Company; (d) the specifications of any new properties, products or services under development by the Company; (e) the business plans, marketing strategies, and internal financial statements and projections of the Company; and (f) business acquisition plans, management and organization related information (including, without limitation, data and other information concerning the compensation and benefits paid to officers, directors, employees and management), personnel and compensation policies, and new personal acquisition plans. In addition to data and information relating to the Company, “Confidential Information” also includes any and all data and information relating to or concerning a third party that otherwise meets the definition set forth above, that was provided or made available to the Company by such third party, and that the Company has a duty or obligation to keep confidential. This definition shall not limit any definition of “confidential information” or any equivalent term under state or federal law. “Confidential Information” does not include information that is or becomes generally known to the public; or was already known by you prior to employment by the Company; or that you obtain from an independent source having a bona fide right to use and disclose such information; or that the Company approves for unrestricted release by express authorization.

You shall not be restricted from: (i) disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, you shall provide the Company with prompt notice of such requirement so that the

Company may seek an appropriate protective order prior to any such required disclosure by you; (ii) reporting possible violations of federal, state, or local law or regulation to any governmental agency or entity, or from making other disclosures that are protected under the whistleblower provisions of federal, state, or local law or regulation, and you shall not need the prior authorization of the Company to make any such reports or disclosures and shall not be required to notify the Company that you have made such reports or disclosures; (iii) disclosing a trade secret (as defined by 18 U.S.C. § 1839) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in either event solely for the purpose of reporting or investigating a suspected violation of law; or (iv) disclosing a trade secret (as defined by 18 U.S.C. § 1839) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

5.
On or prior to your date of separation from employment by the Company or at any other time the Company requests, you must return to the Company all Confidential Information and all other property of the Company in your possession or subject to your control, including all computers, mobile devices, computer disks or other electronic media, identification cards files, reports, financial data, handbooks, training materials, marketing or strategic reports, policy statements, programs, and other documents or tangible things provided to you by the Company or acquired by you as a result of your employment by the Company. You may not retain any copies or remove or participate in removing any such materials or things from the premises of Company. To the extent you have electronic files or information in your possession or control that belong to the Company or contain Confidential Information, on or prior your date of separation from employment by the Company or at any other time the Company requests, you shall (a) provide the Company with an electronic copy of all such files or information (in an electronic format that is readily accessible by the Company); (b) after doing so, delete all such files and information, including all copies and derivatives thereof, from all non-Company-owned computers, mobile devices, electronic media, cloud storage, and other media, devices, and equipment, such that such files and information are permanently deleted and irretrievable; and (c) provide a written certification to the Company that the required deletions have been completed and specifying the files and information deleted and the media source from which they were deleted.

6.
You understand and agree that the non-competition, non-solicitation and non-disclosure obligations described above are acceptable to you and are reasonable in light of the nature of the business of Company, your access to information while an employee of the Company, the opportunities, contacts, and professional development you have received during your employment by the Company and the Company’s legitimate need to protect its good will and guard against the disclosure or misuse of its proprietary information. If you breach (or threaten to breach) any of these covenants, your actions would cause irreparable injury to the

Company, and the Company has the right to stop you from taking such actions, either on a preliminary or permanent basis, without needing to prove actual damage or post any bond. The Company may seek to have these rights specifically enforced by any court with proper jurisdiction. Each of these covenants and obligations are separate and independent, and if a court with proper jurisdiction determines that any of them exceed the scope permitted under applicable law, those provisions shall be automatically modified to such lesser scope as the court may deem appropriate for the reasonable protection of the Company’s business interests.
Once accepted by you, the terms set forth in this letter may not be amended or terminated by either you or the Company except in a written document executed by both parties. This offer, whether or not accepted by you, will not change your status as an at-will employee of Company. Any action required of or permitted by the Company under this letter shall be by resolution of the Board of Directors, by a committee of the Board of Directors, or by a person or persons authorized by resolution of the Board of Directors or a committee of the Board of Directors.
The terms of, and any dispute arising under, this letter will be governed by the laws of Indiana. You agree that any litigation arising out of or under this letter will be commenced and maintained only in the state or federal courts within the state of Indiana.
This agreement represents the entire agreement between you and the Company regarding the matters covered herein and supersedes any prior agreements or understandings with respect to those matters, including your Existing Agreement.
If the foregoing is acceptable to you, please so indicate by signing a copy of this letter where indicated below and returning it to the Company.
Very truly yours,
DUKE REALTY CORPORATION
By: __________________________
[Name]
[Title]
Agreed and accepted this ___ day of __________, 20__
______________________________
Associate Signature